

Tedrick Wright, MBA(HA) · 3rd

Strategic Sales Manager at Stryker

Carrollton, Texas, United States · 500+ connections ·

Contact info

 **Stryker**

Baylor University - Hankamer School of

Experience


Stryker
9 yrs 11 mos


Strategic Sales Manager
Mar 2019 – Present · 1 yr 9 mos
Dallas, Texas

Marketing & Connectivity Solutions (Sales Engineering) Manager
Jan 2016 – Present · 4 yrs 11 mos

Stryker Corporation is one of the world's leading medical technology companies with the most broadly based range of products in orthopaedics and a significant presence in other medical specialties. Stryker develops, manufactures and markets specialty surgical and medical products such as patient care and handling equipment, orthopaedic implants, traum ...**see mor**


Marketing Manager
Jan 2015 – Present · 5 yrs 11 mos

Stryker Corporation is one of the world's leading medical technology companies with the most broadly based range of products in orthopaedics and a significant presence in other medical specialties. Stryker develops, manufactures and markets specialty surgical and medical products such as patient care and handling equip



Sr. Sales Engineer

Jan 2011 – Jan 2015 · 4 yrs 1 mo

Stryker Corporation is one of the world's leading r
broadly based range of products in orthopaedics
specialties. Stryker develops, manufactures and n
products such as patient care and handling equipr



Merge Healthcare

7 mos



2nd Level Support Analyst

Jul 2010 – Jan 2011 · 7 mos

Merge is a leading provider of innovative enterpris
systems that seek to advance healthcare. Merge's
image intensive specialties provide access to any
provides clinical trials software with end-to-end s



Regional Customer Relations Specialist

Jul 2010 – Jan 2011 · 7 mos

Merge is a leading provider of innovative enterpris
systems that seek to advance healthcare. Merge's
image intensive specialties provide access to any
provides clinical trials software with end-to-end s



Stryker Imaging

3 yrs 4 mos



Regional Customer Relations Specialist

Aug 2007 – Jul 2010 · 3 yrs

Stryker Corporation is one of the world's leading medical technology companies with the most
broadly based range of products in orthopaedics and a significant presence in other medical
specialties. Stryker develops, manufactures and markets specialty surgical and medical
products such as patient care and handling equipment, orthopaedic implants, traum ...see mor



Technical Support Supervisor

Apr 2008 – Aug 2009 · 1 yr 5 mos

Stryker Corporation is one of the world's leading medical technology companies with the most
broadly based range of products in orthopaedics and a significant presence in other medical
specialties. Stryker develops, manufactures and markets specialty surgical and medical
products such as patient care and handling equipment, orthopaedic implants, traum ...see mor

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Assistant Store Manager



Starbucks
Feb 2006 – Apr 2007 · 1 yr 3 mos
Dallas/Fort Worth Area

By bringing people together over coffee, Starbuck
and best-loved companies. We purchase, roast ar
Italian-style espresso beverages, cold blended be
selected compact discs through our retail stores.

Assistant Business Director
Cheeratorium L.L.C.
Jun 2005 – Feb 2006 · 9 mos

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Education



Baylor University - Hankamer School of Bu
Executive MBA (Healthcare Administration Specia
Management, Healthcare
2015 – 2017

University of Phoenix
Bachelor of Science (B.S.), Information Technolog

University of Phoenix
Associates of Arts in Information Technology, Cor
Telecommunications

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Skills & endorsements

Medical Devices · 99+

Endorsed by **Brad Batte and 12 others who are** highly skilled at this

Endorsed by **97 of Tedrick's colleagues a** Stryker

Sales · 79

Endorsed by **Queenie Braxton, who is highly**

skilled at this

Sales Operations · 56

Endorsed by **Kory B. and 3 others who are highly skilled at this**



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